Exhibit (a)(5)(U)

September 17, 2007

Dear Shareholder of Alcan Inc.:

We are writing to inform you that Rio Tinto Canada Holding Inc. (the ‘‘Offeror’’) is extending the acceptance period of its offer to acquire all of the issued and outstanding shares of Alcan Inc. (‘‘Alcan’’) for US$101 per common share (the ‘‘Offer’’). Enclosed with this letter is a Notice of Extension which contains further information about the Offer. You should read the Notice of Extension in conjunction with this letter, which together update and modify the Circular dated July 24, 2007 which was previously mailed to you. The Offer will now be open for acceptance until 6:00 p.m. Eastern Time (Canada), on October 23, 2007, unless extended or withdrawn by the Offeror.

Recent Developments

On August 7, 2007, the Quebec Minister of Economic Development, Innovation and Export Trade announced that the Government of Quebec had accepted the conclusions of the Board of Directors of Alcan that the Offer respects the terms of the Continuity Agreement and that the Offeror and Rio Tinto plc have succeeded in demonstrating that the requirements of Section 3 of the Continuity Agreement have been met. No further approvals are required under the Continuity Agreement.

On August 26, 2007, Rio Tinto announced that it had received U.S. anti-trust clearance for the proposed acquisition of Alcan by the Offeror.

On August 30, 2007, Rio Tinto announced that Canadian Competition Act clearance for the proposed acquisition of Alcan by the Offeror had been obtained.

On September 4, 2007, Alcan completed the redemption of all of the Alcan Preferred Shares outstanding at a price of Cdn.$25.00 per share.

The acquisition of the shares of Alcan is subject to the approval of the shareholders of Rio Tinto plc and Rio Tinto Limited by ordinary resolution under a joint electorate procedure. The Extraordinary General Meeting of Rio Tinto plc was held on September 14, 2007 in London and the Extraordinary General Meeting of Rio Tinto Limited will be held on September 28, 2007, in Melbourne, Australia. The result of the voting on the Resolution will be announced after the meeting on September 28, 2007.

Yours faithfully,

Ian C. Ratnage
President

In connection with the Offer, an offer and takeover bid circular as well as ancillary documents such as a letter of transmittal and a notice of guaranteed delivery have been filed with the Canadian securities regulatory authorities and the SEC and an Alcan directors’ circular with respect to the Offer has also been filed. A Tender Offer Statement on Schedule TO and a Solicitation/Recommendation Statement on Schedule 14D-9 has also been filed with the SEC. The offer and takeover bid circular as well as other materials filed with the Canadian securities regulatory authorities are available electronically without charge at www.sedar.com. The Schedule TO and the Schedule 14D-9 are available electronically without charge at the SEC’s website, www.sec.gov. Materials filed with the SEC or the Canadian securities regulatory authorities may also be obtained without charge at Rio Tinto’s website, www.riotinto.com.